

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

Ran Daniel
Chief Financial Officer
Cuentas, Inc.
19 W. Flagler St., Suite 902
Miami, FL 33130

> **Re: Cuentas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 15, 2019**
> **File No. 000-54923**

Dear Mr. Daniel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services